SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  __X__            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

1934. )
         Yes  ____                   No   __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A


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This Form 6-K consists of :

          A circular regarding on-going connected transactions, including a letter from chairman, a letter from the independent directors, a letter from

CLSA Equity Capital Markets Limited, the independent financial adviser to the independent directors and a notice of, proxy form and reply slip for third extraordinary general meeting for the year 2003, on October 31, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").


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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.


                                        China Petroleum & Chemical Corporation

                                                               By: /s/ Chen Ge
                                                                  ------------
                                                                  Name:Chen Ge
                                    Title: Secretary to the Board of Directors


Date: October 31, 2003